UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)


                           GULFPORT ENERGY CORPORATION
                                (Name of issuer)


                     Common Stock, $.50 Par Value Per Share
                         (Title of class of securities)


                                   402635-10-6
                                 (CUSIP number)


                                 Arthur H. Amron
                             Wexford Management LLC
                             411 West Putnam Avenue
                               Greenwich, CT 06830
                                 (203) 862-7012
          (Name, address and telephone number of person authorized
                     to receive notices and communications)

                               September 15, 1999
             (Date of event which requires filing of this statement)




If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule ss. 240.13d-7


                                                              Page 1 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                      Wexford Management LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)


2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                        Connecticut



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         1,795,860
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    1,795,860

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,795,860


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                17.7%


14.      Type of Reporting Person (See Instructions)                          OO

                                                              Page 2 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.              Wexford Spectrum Investors LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)            11,138
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)       11,138

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   11,138


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          OO


                                                              Page 3 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.              Wexford Spectrum Advisors, LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)            11,138
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)       11,138

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   11,138


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.1%


14.      Type of Reporting Person (See Instructions)                          OO


                                                              Page 4 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.       Wexford Special Situations 1996, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)


2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           608,702
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      608,702

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  608,702


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 6.0%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 5 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.             Wexford Special Situations 1996
                                                 Institutional, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           102,141
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      102,141

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  102,141


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.0%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 6 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                       Wexford Advisors, LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)


2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           738,168
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      738,168

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  738,168


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 7.3%


14.      Type of Reporting Person (See Instructions)                          OO


                                                              Page 7 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons. Wexford-Euris Special Situations 1996, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           172,767
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      172,767

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  172,767


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.7%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 8 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                 Wexford-Euris Advisors, LLC

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           172,767
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      172,767

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  172,767


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.7%


14.      Type of Reporting Person (See Instructions)                          PN


                                                              Page 9 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.    Wexford Special Situations 1996, Limited

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)            27,325
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)       27,325

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                   27,325


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 0.3%


14.      Type of Reporting Person (See Instructions)                          OO


                                                             Page 10 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.           Wexford Capital Partners II, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           736,342
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      736,342

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  736,342


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 7.3%


14.      Type of Reporting Person (See Instructions)                          PN

                                                             Page 11 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                 Wexford Capital Corporation

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           736,342
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      736,342

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  736,342


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 7.3%


14.      Type of Reporting Person (See Instructions)                          CO


                                                             Page 12 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.           Wexford Overseas Partners I, L.P.

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)


2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   WC



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)           137,445
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)      137,445

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  137,445


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.4%


14.      Type of Reporting Person (See Instructions)                          PN


                                                             Page 13 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                     Wexford Capital Limited

         I.R.S. Identification Nos. of Above Persons (entities only) (Intentionally Omitted)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                     Cayman Islands



 Number of Shares   7.  Sole Voting Power                                      0
 Beneficially
 Owned by Each      8.  Shared Voting Power (see Item 5 below)           137,445
 Reporting
 Person With        9.  Sole Dispositive Power                                 0

                    10. Shared Dispositive Power (see Item 5 below)      137,445

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                  137,445


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                 1.4%


14.      Type of Reporting Person (See Instructions)                          OO


                                                             Page 14 of 26 Pages

No. 402635-10-6


1.       Names of Reporting Persons.                     CD Holding Company, LLC

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                           Delaware



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         3,574,722
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    3,574,722

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                3,574,722


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                35.2%


14.      Type of Reporting Person (See Instructions)                          OO



                                                             Page 15 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                         Charles E. Davidson

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



 Number of Shares  7.   Sole Voting Power                              4,358,995
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         1,795,860
 Reporting
 Person With       9.   Sole Dispositive Power                         4,358,995

                   10.  Shared Dispositive Power (see Item 5 below)    1,795,860

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                6,154,855


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                60.7%


14.      Type of Reporting Person (See Instructions)                          IN


                                                             Page 16 of 26 Pages

CUSIP No. 402635-10-6


1.       Names of Reporting Persons.                            Joseph M. Jacobs

         I.R.S. Identification Nos. of Above Persons (entities only)



2.       Check the Appropriate Box if a Member of a Group                (a) [x]
         (See Instructions)                                              (b) [ ]


3.       SEC Use Only


4.       Source of Funds (See Instructions)                                   AF



5.       Check if Disclosure of Legal Proceedings is
         Required Pursuant to Items 2(d) or 2(e)                            [  ]


6.       Citizenship or Place of Organization                      United States



 Number of Shares  7.   Sole Voting Power                                      0
 Beneficially
 Owned by Each     8.   Shared Voting Power (see Item 5 below)         1,795,860
 Reporting
 Person With       9.   Sole Dispositive Power                                 0

                   10.  Shared Dispositive Power (see Item 5 below)    1,795,860

11.      Aggregate Amount Beneficially
         Owned by Each Reporting Person                                1,795,860


12.      Check if the Aggregate Amount in Row (11) Excludes
         Certain Shares (See Instructions)                                   [ ]


13.      Percent of Class Represented by Amount in Row (11)                17.7%


14.      Type of Reporting Person (See Instructions)                          IN


                                                             Page 17 of 26 Pages

     This  Amendment  No. 4 to Schedule  13D modifies  and  supplements  the
Schedule 13D (the "Statement") initially filed on July 22, 1997, amended and restated in its entirely by Amendment No. 1 to the Statement filed July 30, 1997, and further amended by Amendment No. [sic] 1 to the Statement filed on June 12, 1998 and Amendment No. 3 to the Statement filed on January 21, 1999, with respect to the common stock, $0.50 par value per share (the "Common Stock"), of GULFPORT ENERGY CORPORATION, a Delaware corporation (the "Company"). Except to the extent supplemented by the information contained in this Amendment No. 4, the Statement, as amended as provided above, remains in full force and effect. Capitalized terms used herein without definition have the respective meanings ascribed to them in the Statement.

Item 2. Identity and Background. Since the date of the last amendment to the Statement filed as aforesaid, Charles E. Davidson contributed all of the shares of Common Stock directly owned by him (other than shares owned by an IRA for the benefit of Mr. Davidson) to CD Holding Company, LLC, a Delaware limited liability company of which Mr. Davidson is the sole manager and the owner of 95% of the membership interests ("CD Holdings"). The other members of CD Holdings are trusts for the benefit of Mr. Davidson's children. CD Holdings is an investment company with its principal place of business at c/o Wexford Management LLC, 411 West Putnam Avenue, Greenwich, CT 06830.

Item 5.  Interest in Securities of the Issuer.

A. Since the date of the last amendment to the Statement filed as aforesaid, (i) the Company effected a 1 for 50 reverse stock split and changed the par value of the Common Stock from $.01 per share to $.50 per share, and (ii) the Reporting Persons acquired (x) on or about June 10, 1999, an aggregate of 15,000 shares of Common Stock in open market purchases at a price of $2.00 per share, and (y) an aggregate of 4,249,583 shares of Common Stock in a private placement effected by the Company pursuant to Regulation D under the Securities Act of 1933 on or about September 15, 1999 (the "Reg D Offering"). The purchase price for the shares acquired in June 1999 was funded with working capital (or personal funds in the case of Mr. Davidson) and the subscription price for the shares purchased in the Reg D Offering was funded with working capital (or personal funds in the case of Mr. Davidson) by a combination of cash and the forgiveness of indebtedness at an equivalent per share value owed to the Reporting Persons by the Company. The number of shares acquired by each of the Reporting Persons pursuant to each of the foregoing transactions is set forth below:


1.       INTERIM DISTRIBUTION

                            Reporting Person                          Number of Shares Purchased
                            ----------------                          --------------------------

         Wexford Special Situations 1996, L.P.                                           1,647

         Wexford Special Situations 1996 Institutional, L.P.                               469

         Wexford-Euris Special Situations 1996, L.P.                                       275

         Wexford Special Situations 1996, Limited                                           74

         Wexford Capital Partners II, L.P.                                               1,908

         Wexford Overseas Partners I, L.P.                                                 356

         Charles E. Davidson                                                            10,271


2.       REG D OFFERING

                                                              Number of
                        Reporting Person                   Shares Acquired       Cash Paid       Debt Forgiven
                        ----------------                   ---------------       ---------       -------------
         Wexford Spectrum Investors LLC                          7,690             $739             $5,029
         Wexford Special Situations 1996, L.P.                 420,265          $40,370           $274,829
         Wexford Special Situations 1996                        70,521           $6,774            $46,117
         Institutional, L.P.
         Wexford-Euris Special Situations 1996, L.P.           119,283          $11,458            $78,005

                                                             Page 18 of 26 Pages

                                                              Number of
                        Reporting Person                   Shares Acquired       Cash Paid       Debt Forgiven
                        ----------------                   ---------------       ---------       -------------
         Wexford Special Situations 1996, Limited                 18,866           $1,812            $12,338
         Wexford Capital Partners II, L.P.                       508,391          $48,835           $332,459
         Wexford Overseas Partners I, L.P.                        94,896          $26,172            $45,000
         CD Holding Company, LLC                               2,252,471               -*         $1,928,459
         Charles E. Davidson                                     757,200         $567,900                 --

   *The amount of debt forgiven by CD Holding Company, LLC exceeded the purchase price for the shares acquired by it by $239,105. Such amount is to be refunded to CD Holding Company, LLC.

B. As a result of the foregoing, the Reporting Persons may be deemed to beneficially own the respective percentages and numbers of outstanding shares of Common Stock set forth below (on the basis of 10,145,400 shares of Common Stock issued and outstanding, which, based upon information and belief, is the number of Shares outstanding following the Reg D Offering):

   1.      WEXFORD MANAGEMENT LLC
       (a) Aggregate number of shares of Common Stock beneficially owned:
                                                                       1,795,860
           Percentage:                                                     17.7%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                  1,795,860
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:    1,795,860
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford Management in connection with the Common Stock during the past 60 days.
       (d) Wexford Management may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   2.      WEXFORD SPECTRUM INVESTORS LLC
       (a) Aggregate number of shares of Common Stock beneficially owned: 11,138
           Percentage:                                                      0.1%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                     11,138
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:       11,138
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford Spectrum in connection with the Common Stock during the past 60 days.
       (d) Wexford Spectrum may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   3.      WEXFORD SPECTRUM ADVISORS, LLC
       (a) Aggregate number of shares of Common Stock beneficially owned: 11,138
           Percentage:                                                      0.1%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                     11,138
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:       11,138
       (c) Other  than  as   reported   above,   there  were  no
           transactions by the Spectrum General Partner in connection with the Common Stock during the past 60 days.
       (d) The Spectrum General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.
                                                             Page 19 of 26 Pages

   4.      WEXFORD SPECIAL SITUATIONS 1996, L.P.
       (a) Aggregate number of shares of Common Stock beneficially owned:608,702
           Percentage:                                                      6.0%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    608,702
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      608,702
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford Special Situations 1996, L.P.
           in  connection  with the Common Stock during the past
           60 days.
       (d) Wexford Special Situations 1996, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   5.      WEXFORD SPECIAL SITUATIONS 1996 INSTITUTIONAL, L.P.
       (a) Aggregate number of shares of Common Stock beneficially owned:102,141
           Percentage:      1.0%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    102,141
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      102,141
       (c) Other  than  as   reported   above,   there  were  no
           transactions  by  Wexford  Special   Situations  1996
           Institutional,  L.P.  in  connection  with the Common
           Stock during the past 60 days.
       (d) Wexford Special Situations 1996 Institutional, L.P. may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   6.      WEXFORD ADVISORS, LLC
       (a) Aggregate number of shares of Common Stock beneficially owned:738,168
           Percentage:      7.3%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    738,168
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      738,168
       (c) Other  than  as   reported   above,   there  were  no
           transactions   by  the  Special  General  Partner  in
           connection with the Common Stock during the past 60 days.
       (d) The Special General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   7.      WEXFORD-EURIS SPECIAL SITUATIONS 1996, L.P.
       (a) Aggregate number of shares of Common Stock beneficially owned:172,767
           Percentage:                                                      1.7%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    172,767
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      172,767
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford-Euris in connection with the Common Stock during the past 60 days.
       (d) Wexford-Euris may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.


                                                             Page 20 of 26 Pages

   8.      WEXFORD-EURIS ADVISORS, LLC
       (a) Aggregate number of shares of Common Stock beneficially owned:172,767
           Percentage:                                                      1.7%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    172,767
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      172,767
       (c) Other  than  as   reported   above,   there  were  no
           transactions   by  the  Euris   General   Partner  in
           connection with the Common Stock during the past 60 days.
       (d) The Euris General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   9.      WEXFORD SPECIAL SITUATIONS 1996, LIMITED
       (a) Aggregate number of shares of Common Stock beneficially owned: 27,325
           Percentage:                                                      0.3%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                     27,325
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:       27,325
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford Cayman in connection with the Common Stock during the past 60 days.
       (d) Wexford Cayman may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock. The filing of this Statement shall not be construed as an admission that Wexford Cayman is, for the purposes of Section 13D of the Act, the beneficial owner of any securities covered by this Statement.
       (e) Not applicable.

   10.     WEXFORD CAPITAL PARTNERS II, L.P.
       (a) Aggregate number of shares of Common Stock beneficially owned:736,342
           Percentage:                                                      7.3%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    736,342
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      736,342
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford Capital in connection with the Common Stock during the past 60 days.
       (d) Wexford Capital may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   11.     WEXFORD CAPITAL CORPORATION
       (a) Aggregate number of shares of Common Stock beneficially owned:736,342
           Percentage:                                                      7.3%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    736,342
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      736,342
       (c) Other  than  as   reported   above,   there  were  no
           transactions by the Wexford Capital General Partner in connection with the Common Stock during the past
           60 days.
       (d) The Wexford Capital General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.


                                                             Page 21 of 26 Pages

   12.     WEXFORD OVERSEAS PARTNERS I, L.P.
       (a) Aggregate number of shares of Common Stock beneficially owned:137,445
           Percentage:                                                      1.4%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    137,445
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      137,445
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Wexford Overseas in connection with the Common Stock during the past 60 days.
       (d) Wexford Overseas may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   13.     WEXFORD CAPITAL LIMITED
       (a) Aggregate number of shares of Common Stock beneficially owned:137,445
           Percentage:                                                      1.4%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                    137,445
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:      137,445
       (c) Other  than  as   reported   above,   there  were  no
           transactions by the Wexford Overseas General Partner in connection with the Common Stock during the past
           60 days.
       (d) The Wexford Overseas General Partner may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   14.     CD HOLDING COMPANY, LLC
       (a) Aggregate number of shares of Common Stock beneficially owned:
                                                                       3,574,722
           Percentage:                                                     35.2%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                  3,574,722
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:    3,574,722
       (c) Other  than  as   reported   above,   there  were  no
           transactions by CD Holding Company, LLC in connection with the Common Stock during the past 60 days.
       (d) CD Holding Company, LLC may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

   15.     CHARLES E. DAVIDSON
       (a) Aggregate number of shares of Common Stock beneficially owned:
                                                                       6,154,855
           Percentage:                                                     60.7%
       (b) 1. Sole power to vote or to direct vote:                    4,358,995
           2. Shared power to vote or to direct vote:                  1,795,860
           3. Sole power to dispose or to direct the disposition:      4,358,995
           4. Shares power to dispose or to direct the disposition:    1,795,860
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Mr. Davidson in connection with the Common Stock during the past 60 days.
       (d) Mr. Davidson may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

                                                             Page 22 of 26 Pages

   16.     JOSEPH M. JACOBS
                                                                       1,795,860
           Percentage:                                                     17.7%
       (b) 1. Sole power to vote or to direct vote:                          -0-
           2. Shared power to vote or to direct vote:                  1,795,860
           3. Sole power to dispose or to direct the disposition:            -0-
           4. Shares power to dispose or to direct the disposition:    1,795,860
       (c) Other  than  as   reported   above,   there  were  no
           transactions by Mr. Jacobs in connection with the Common Stock during the past 60 days.
       (d) Mr. Jacobs may be deemed to have the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of the Common Stock.
       (e) Not applicable.

         Wexford Management may, by reason of its status as investment manager to the Wexford Funds, manager to Wexford Spectrum and investment sub-advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

         The Special General Partner may, by reason of its status as general partner of the Special Funds, be deemed to own beneficially the Common Stock of which the Special Funds possess beneficial ownership. The Special General Partner may, by reason of its status as the investment advisor to Wexford Cayman, be deemed to own beneficially the Common Stock of which Wexford Cayman possesses the beneficial ownership.

         The Euris General Partner may, by reason of its status as the general partner of Wexford-Euris, be deemed to own beneficially the Common Stock of which Wexford-Euris possesses beneficial ownership.

         The Wexford Capital General Partner may, by reason of its status as general partner of Wexford Capital, be deemed to own beneficially the Common Stock of which Wexford Capital possesses beneficial ownership.

         The Wexford Overseas General Partner may, by reason of its status as general partner of Wexford Overseas, be deemed to own beneficially the Common Stock of which Wexford Overseas possesses beneficial ownership.

         Wexford Advisors may, by reason of its status as a general partner of Wexford Spectrum Fund I, L.P. and Wexford Spectrum II, L.P., and as manager of Wexford Spectrum, be deemed to own beneficially the Common Stock of which Wexford Spectrum possesses beneficial ownership.

         Each of Charles E. Davidson and Joseph M. Jacobs may, by reason of his status as a controlling person of Wexford Management, be deemed to own beneficially the Common Stock of which the Wexford Funds, Wexford Spectrum and Wexford Cayman possess beneficial ownership.

         Charles E. Davidson may, by reason of his status as manager of CD Holding Company, LLC, be deemed to own beneficially the Common Stock of which CD Holding Company, LLC possesses beneficial ownership.

                                    * * * * *

                                                             Page 23 of 26 Pages

                                    SIGNATURE

         After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 19, 1999

WEXFORD MANAGEMENT LLC

By: /s/ Arthur H. Amron
    -------------------
         Name: Arthur H. Amron
         Title: Senior Vice President


WEXFORD SPECTRUM
   INVESTORS LLC

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President

WEXFORD SPECTRUM
   ADVISORS, LLC

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD SPECIAL
   SITUATIONS 1996, L.P.

By: Wexford Advisors LLC,
         general partner

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD SPECIAL SITUATIONS
   1996 INSTITUTIONAL, L.P.

By: Wexford Advisors LLC,
    -------------------
         general partner

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD ADVISORS, LLC

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President

                                                             Page 24 of 26 Pages

WEXFORD-EURIS SPECIAL
   SITUATIONS 1996, L.P.

By: Wexford-Euris Advisor LLC,
         general partner

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD-EURIS ADVISORS, LLC

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD SPECIAL
   SITUATIONS 1996, LIMITED

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD CAPITAL
   PARTNERS II, L.P.

By: Wexford Capital II, L.P.,
         general partner

By: Wexford Capital Corporation,
         general partner

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD CAPITAL CORPORATION

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


WEXFORD OVERSEAS
   PARTNERS I, L.P.

By: Wexford Capital Overseas, L.P.,
         general partner

By: Wexford Capital Limited

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President

                               Page 25 of 26 Pages

WEXFORD CAPITAL LIMITED

By: /s/ Arthur H. Amron
    -------------------
         Name:    Arthur H. Amron
         Title:   Vice President


CD HOLDING COMPANY, LLC

By: /s/ Charles E. Davidson
    -----------------------
         Name:    Charles E. Davidson
         Title:   Manager

/s/ Charles E. Davidson
-----------------------
CHARLES E. DAVIDSON


/s/ Joseph M. Jacobs
--------------------
JOSEPH M. JACOBS

                                                             Page 26 of 26 Pages